UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13G


                  Under the Securities Exchange Act of 1934

                             (Amendment No. 11)*

                BURLINGTON COAT FACTORY WAREHOUSE CORPORATION

                               (Name of Issuer)


                   Common Stock, $1.00 par value per share

                        (Title of Class of Securities)


                                 121579 10 6
                                (CUSIP Number)


Check the following box if a fee is being paid with this statement. [ ] (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).









                                   Page 1 of 5 Pages

CUSIP No.   121579 10 6               13G                   Page 2 of 5 Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        STEPHEN E. MILSTEIN

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [ ]
                                                              (b) [X]

3   SEC USE ONLY


4   CITIZENSHIP OR PLACE OF ORGANIZATION

        United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5   SOLE VOTING POWER

        2,007,661

6   SHARED VOTING POWER

        30,000

7   SOLE DISPOSITIVE POWER

        2,007,661

8   SHARED DISPOSITIVE POWER

        30,000

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        2,037,661

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES*

        X

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        5.0%

12  TYPE OF REPORTING PERSON*

        IN

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP 121579 10 6                                          Page 3 of 5 Pages

Item 1(a)  Name of Issuer:  Burlington Coat Factory Warehouse Corporation

     1(b)  Address of Issuer's Principal Executive Offices:

              1830 Route 130
              Burlington, New Jersey  08016

Item 2(a)  Name of Person Filing:  Stephen E. Milstein

     2(b)  Address of Principal Business Office:

              1830 Route 130
              Burlington, New Jersey  08016

     2(c)  Citizenship:  United States of America

     2(d)  Title of Class of Securities:

           Common Stock, $1.00 par value

     2(e)  CUSIP Number:  121579 10 6

Item 3 If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a:

           (a) [ ]  Broker or Dealer registered under Section 15 of the Act
           (b) [ ]  Bank as defined in Section 3(a)(6) of the Act
           (c) [ ]  Insurance Company as defined in Section 3(a)(19) of the Act
           (d) [ ] Investment Company registered under Section 8 of the Investment Company Act
           (e) [ ] Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940
           (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund;
                    see  Sec. 240.13d-1(b)(1)(ii)(F)
           (g) [ ]  Parent Holding Company, in accordance with
                    Sec. 240.13d-1(b)(ii)(G)  (Note:  See Item 7)
           (h) [ ]  Group, in accordance with Sec. 240.13d-1(b)(1)(ii)(H)

                    This item is inapplicable.

Item 4  Ownership as of December 31, 1995

(a)   Amount Beneficially Owned:                               2,037,661 (1)
(b)   Percent of Class:                                             5.0%
(c)   Number of shares as to which such person has:

     (i) sole power to vote or to direct the vote              2,007,661
    (ii) shared power to vote or to direct the vote               30,000(1)(2)
   (iii) sole power to dispose or to direct the disposition of 2,007,661

CUSIP No. 121579 10 6                                          Page 4 of 5

    (iv) shared power to dispose or to direct the disposition of  30,000(1)(2)

    (1) Excludes the following number of shares of Common Stock owned by members of Stephen Milstein's family as to which shares Stephen Milstein disclaims beneficial ownership:

                     Relationship to
     Name            Stephen Milstein   Number of Shares   Percentage of Class

Monroe G. Milstein        Father          12,480,196           30.0%
Henrietta Milstein        Mother           5,961,012           14.0%
Lazer Milstein            Brother          2,264,379            6.0%
Andrew R. Milstein        Brother          2,228,873            5.0%

    (2) Included in the 2,037,661 shares of Common Stock reported are (a) 3,949 shares of Common Stock held by Stephen E. Milstein as trustee under trust agreement dated December 31, 1984 for the benefit of a niece of Mr. Stephen E. Milstein, and (b) 1,929 shares of Common Stock held by Stephen E. Milstein for the benefit of a nephew of Mr. Stephen E. Milstein. Also included are 30,000 shares of Common Stock held by Stephen E. Milstein as trustee under various trust agreements for the benefit of the children of Mr. Andrew R. Milstein, Mr. Lazer Milstein and Mr. Stephen E. Milstein.

Item 5  Ownership of Five Percent or less of a Class:
                                        Not Applicable

Item 6  Ownership of more than Five Percent on behalf of Another Person:
                                        See Footnote 2 to Item (4) above

Item 7 Identification and Classification of the Subsidiary which Acquired the Security being Reported by the Parent Holding Company:
                                        Not Applicable

Item 8 Identification and Classification of Members of the Group:
                                        Not Applicable

Item    9   Notice of Dissolution of Group:
                                        Not Applicable

Item    10  Certification:
                                        Not Applicable

CUSIP No. 121579 10 6                                     Page 5 of 5 Pages

Signature

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


    February    12, 1996
    Date

    /s/ Stephen E. Milstein

        Signature


Stephen E. Milstein
Name/Title